Prospectus Supplement
 (To Prospectus Dated July 25, 2002)

Monsanto Company
 $250,000,000
4% Notes due May 15, 2008

Interest payable May 15 and November 15

Issue price: 99.756%

Interest on the notes is payable on May 15 and November 15 of each year, beginning November 15, 2003. The notes will mature on May 15, 2008. Interest will accrue from May 8, 2003.

We may redeem the notes in whole or in part at any time at the redemption price described in this prospectus supplement.

The notes will be senior unsecured obligations of our company and will rank equally with all of our other senior unsecured indebtedness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts	Proceeds, before expenses, to us

Per Note	99.756%	0.600%	99.156%

Total	$249,390,000	$1,500,000	$247,890,000

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to purchasers on or about May 8, 2003 through The Depository Trust Company.

Joint Book-Running Managers

Banc One Capital Markets, Inc.	Citigroup	JPMorgan

May 5, 2003

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates.

_________________

TABLE OF CONTENTS

Page

Prospectus Supplement
Monsanto Company	S-1
Recent Developments	S-1
Use of Proceeds	S-2
Description of Notes	S-3
Underwriting	S-5
Legal Matters	S-6

Prospectus
Where You Can Find More Information	2
Information About Monsanto	3
Use of Proceeds	3
Ratio of Earnings to Fixed Charges	3
Description of Debt Securities	4
Book-Entry Debt Securities	10
Plan of Distribution	11
Legal Matters	12
Experts	12

_________________

        As used in this prospectus supplement, “Monsanto,” “we,” “our”and “us” may, depending on the context, refer to Monsanto Company, to one or more of its consolidated subsidiaries or to all of them taken as a whole. With respect to the time period prior to September 1, 2000, these terms also refer to the agricultural business of Pharmacia Corporation.

        Trademarks owned or licensed by Monsanto or its subsidiaries are shown in italics. Unless otherwise indicated, references to Roundup herbicides mean Roundup branded and other branded glyphosate-based herbicides excluding all lawn-and-garden herbicides; references to Roundup and other glyphosate-based herbicides mean both branded and non-branded glyphosate-based herbicides, excluding all lawn-and-garden herbicide products.

i

MONSANTO COMPANY

        Monsanto is a leading global provider of agricultural products and integrated solutions for farmers. We make Roundup herbicide and other herbicides. We produce leading seed brands, including DEKALB and Asgrow, and we provide farmers and other seed companies with biotechnology traits for insect protection and herbicide tolerance. Our herbicides, seeds and related biotechnology trait products can be combined to provide growers with integrated solutions that improve productivity and reduce the costs of farming. We also provide lawn-and-garden herbicide products for the residential market and animal agricultural products focused on improving dairy cow productivity and swine genetics.

        Monsanto Company was incorporated in February 2000 under Delaware law and is comprised of the operations, assets and liabilities that were previously the agricultural division of Pharmacia Corporation. On September 1, 2000, the assets and liabilities of the agricultural business were transferred from Pharmacia to Monsanto, and on October 23, 2000, Monsanto completed an initial public offering for our common stock. Pharmacia continued to own over 80% of our common stock until August 13, 2002, when Pharmacia distributed its entire ownership to Pharmacia shareholders by means of a tax-free dividend.

RECENT DEVELOPMENTS

        On April 30, 2003, Monsanto announced the results of its operations for the first quarter of 2003. The following information is taken from that announcement:

	2003	2002

	(dollars in millions) unaudited
Results of operations data for three months ended March 31:
Net Sales	$1,147	$1,221
Income from Operations	141	187
Income Before Taxes and Cumulative Effect of Accounting Change	107	130
Income Tax Expense	35	44
Income Before Cumulative Effect of Accounting Change	72	86
Cumulative Effect of Change in Accounting Principle – Net of
Taxes of $7 and $162 (1)(2)	(12)	(1,822)
Net Income (Loss)	$60	$(1,736)
Financial Position Data at March 31, 2003 and December 31, 2002:
Cash and Cash Equivalents	$80	$428
Total Assets	9,195	8,890
Long-Term Debt	849	851
Shareowners’ Equity	5,237	5,180
Cash flow data for three months ended March 31:
Net Cash Required by Operations	$(713)	$(866)
Net Cash Required by Investing Activities	(47)	(49)
Net Cash Provided by Financing Activities	412	825
Other data:
EBIT for three months ended March 31(3)(4)	$124	$144
Free Cash Flow for three months ended March 31 (3)(5)	(760)	(915)
Debt to Capital Ratio at March 31 and December 31	24%	19%

_________________

1.

Adjustment for New Accounting Standard No. 143: On January 1, 2003, Monsanto adopted Standard of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting for and reporting of costs and obligations associated with the retirement of tangible long-lived assets. Upon adopting this standard, Monsanto recorded a pretax cumulative effect of accounting change of $19 million ($12 million aftertax, or $0.05 per share) effective January 1, 2003. In addition to this noncash charge, property, plant and equipment was increased approximately $10 million, and asset retirement obligations were increased approximately $30 million.

2.

Adjustment for New Accounting Standard No. 142: On January 1, 2002, Monsanto adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only method and eliminated goodwill amortization. As a result of the transitional goodwill impairment test completed in 2002, goodwill was reduced by $2 billion and net deferred tax assets increased by $162 million as a result of the related tax effect. This resulted in a net loss and net reduction of $1.8 billion to shareowners’ equity for the year 2002.

3.

EBIT and Free Cash Flow: The primary operating performance measure for our two business segments is earnings (loss) before cumulative effect of accounting change, interest, and income taxes (EBIT). We believe that EBIT is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures used by management in determining resource allocations within the company.

We also provide information regarding free cash flow, which is an important liquidity measure for Monsanto. We believe that free cash flow is useful to investors and management as a measure of our ability to generate cash, which can be returned to our shareowners through a dividend payment or share repurchases, or to debt holders in the form of principal repayments. Free cash flow can also be reinvested into the company for future growth and is used by management as one of the performance measures in determining incentive compensation. For the first quarter of 2003, we define “free cash flow” as the total of net cash required by operations and required by investing activities.

The presentation of EBIT and free cash flow is intended to supplement investors’ understanding of our operating performance. Our EBIT and free cash flow measures may not be comparable to other companies’ EBIT and free cash flow performance measures. Furthermore, these measures are not intended to replace net income (loss), cash flows, financial position, or comprehensive income (loss), as determined in accordance with accounting principles generally accepted in the United States.

4.	Reconciliation of EBIT(3) to Income Before Cumulative Effect of Accounting Change:
	Three Months Ended March 31,
Total Monsanto Company and Subsidiaries:	2003	2002

EBIT - Seeds and Genomics Segment	$95	$116
EBIT - Agricultural Productivity Segment	29	28

EBIT - Total Monsanto Company and Subsidiaries	$124	$144

Interest Expense - Net	17	14
Income Tax Expense	35	44

Income Before Cumulative Effect of Accounting Change	$72	$86

5.	Reconciliation of Free Cash Flow (3) to Statement of Consolidated Cash Flows:
	Three Months Ended March 31,
Total Monsanto Company and Subsidiaries:	2003	2002

Net Cash Required by Operations	$(713)	$(866)
Net Cash Required by Investing Activities	(47)	(49)

Free Cash Flow	(760)	(915)

USE OF PROCEEDS

        We expect that the net proceeds to Monsanto from the Notes offering will be approximately $248 million, after deducting underwriting discounts and estimated expenses. We intend to use the net proceeds we receive from the sale of Notes to reduce commercial paper borrowings. As of May 5, 2003, the amount of commercial paper outstanding was $399 million with a weighted average interest rate of 1.36% and a weighted average remaining maturity of 18 days. Pending such use, we may temporarily invest the net proceeds in interest-bearing securities.

DESCRIPTION OF NOTES

        The following description of the particular terms of the Notes supplements and, to the extent inconsistent, replaces, the description in the accompanying prospectus of the general terms and provisions of the Debt Securities, to which description reference is hereby made. The following summary of certain provisions of the Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Notes and the Indenture. Certain terms used but not defined herein shall have the meanings given to them in the accompanying prospectus, the Indenture, or the Notes, as the case may be.

General

        Interest on the Notes will accrue from May 8, 2003, at the rate per annum shown on the cover of this prospectus supplement and will be payable semi-annually, in arrears, on May 15 and November 15, beginning November 15, 2003, to the persons in whose names the Notes are registered at the close of business on the May 1 or November 1 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the Notes is payable. Interest will be computed on the Notes on the basis of a 360-day year of twelve 30-day months.

        Any payment otherwise required to be made in respect of the Notes on a date that is not a business day may be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest will accrue as a result of a delayed payment. A business day is defined in the Indenture as a day other than a Saturday, Sunday or other day on which banking institutions in New York City, or any other city in which the paying agent is being utilized, are authorized or required by law or executive order to close.

        The Notes will constitute a series of debt securities to be issued under an Indenture dated as of August 1, 2002, between Monsanto and The Bank of New York, as trustee, the terms of which are more fully described in the accompanying prospectus. The Notes and any future debt securities issued under the Indenture will be unsecured obligations of Monsanto and will rank on a parity with all our other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct many of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our Notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will not be recognized ahead of these creditors. At March 31, 2003, we had approximately $1.7 billion of indebtedness outstanding on a consolidated basis, of which $411 million was owed by our subsidiaries to outside parties.

        The Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The Indenture does not limit our ability to incur additional indebtedness. We may from time to time, without notice to or the consent of the holders of the Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Notes. Any additional notes would be consolidated and would form a single series of debt securities under the Indenture.

        The Notes will be issued in fully registered form in denominations of $1,000 and whole multiples of $1,000. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”). Except as described in accompanying prospectus under “Book-Entry Debt Securities,” the Notes will not be issuable in certificated form.

        The Notes will not be subject to any sinking fund.

Optional Redemption

        The Notes will be redeemable, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes being redeemed, and
•

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points plus, in each case, accrued and unpaid interest on the Notes to the redemption date.

        “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

        “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

        “Reference Treasury Dealer” means (i) Banc One Capital Markets, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (or their respective affiliates which are Primary Treasury Dealers (as defined below)) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Monsanto will substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by Monsanto.

        “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

        “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the Indenture.

        Holders of Notes to be redeemed will receive notice by first-class mail at least 30 days but not more than 60 days before the date of redemption. If fewer than all of the Notes are to be redeemed, DTC, in the case of Notes represented by a global security, or the trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as DTC or the trustee, as the case may be, deems fair and appropriate. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

Concerning the Trustee

        The Bank of New York will be the trustee under the Indenture. It is a participant in revolving credit agreements with us, and may provide other banking and financial services to us.

UNDERWRITING

        Banc One Capital Markets, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as the joint book-running managers of the offering. Subject to the terms and conditions stated in the pricing agreement dated May 5, 2003, which incorporates the underwriting agreement dated August 9, 2002 (together, the “underwriting agreement”), each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes

Banc One Capital Markets, Inc.	$ 83,334,000
Citigroup Global Markets Inc.	83,333,000
J.P. Morgan Securities Inc.	83,333,000

Total	$ 250,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes. The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.350% of the principal amount of the Notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by Monsanto

Per Note	0.600%

        In connection with the offering, Banc One Capital Markets, Inc., Citigroup Global Markets Inc. or J.P. Morgan Securities Inc. may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses for this offering will be $125,000.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        J.P. Morgan Securities Inc. will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the Notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        The underwriters and their affiliates have, directly and indirectly, provided various investment and commercial banking services to us and our affiliates for which they have received customary fees and commissions. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

LEGAL MATTERS

        Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Notes. Mayer, Brown, Rowe & Maw, Chicago, Illinois, will pass upon certain legal matters for the underwriters in connection with this offering.

$2,000,000,000

Debt Securities

        This Prospectus describes Debt Securities which Monsanto Company may issue and sell at various times. More detailed information is set forth under “Description of Securities.”

  The Debt Securities may be debentures, notes or other unsecured and unsubordinated evidences of indebtedness, and will rank on a parity with our other unsecured and unsubordinated indebtedness.

  We may issue them in one or several series.

  The total principal amount of the Debt Securities to be issued under this Prospectus will not exceed $2,000,000,000 or the equivalent amount in other currencies.

  We will determine the terms of each series of Debt Securities, such as interest rates, maturity, redemption provisions and other terms, at the time of sale, and we will specify the terms in a Prospectus Supplement which we will deliver together with this Prospectus at the time of the sale.

        We may sell Debt Securities directly to investors or to or through underwriters, dealers or agents. More information about the way we will distribute the Debt Securities is under the heading “Plan of Distribution.” Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the Prospectus Supplement relating to that series of Debt Securities.

        Unless we state otherwise in a Prospectus Supplement, we will not list any of the Debt Securities on any securities exchange.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 25, 2002.

        We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except those which are in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under “Where You Can Find More Information.” If anyone gives any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Debt Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

TABLE OF CONTENTS
Where You Can Find More Information	2	Events of Default	7
Information About Monsanto	3	Defeasance	8
Use of Proceeds	3	Modification of the Indenture and Waiver of
Ratio of Earnings to Fixed Charges	3	Covenants	9
Description of Debt Securities	4	Consolidation, Merger and Sale of Assets	9
General	4	Concerning the Trustee	9
Payments on Debt Securities	5	Governing Law	9
Form, Denominations and Transfers	5	Book-Entry Debt Securities	10
Original Issue Discount Securities	5	Plan of Distribution	11
Indexed Debt Securities	5	Legal Matters	12
Certain Restrictions	6	Experts	12
Redemption	7
WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s Internet website at http://www.sec.gov. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

        The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference:

  our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and our Current Report on Form 8-K dated March 15, 2002,

and any filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (except for information furnished under Item 9 on Form 8-K) after the date on which we filed the registration statement of which this Prospectus is a part until we sell all of the Debt Securities.

        You may receive a copy of any of these filings, at no cost, by writing or telephoning our Corporate Secretary, at Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, telephone (314) 694-1000. We have filed with the SEC a Registration Statement to register the Debt Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

INFORMATION ABOUT MONSANTO

        We are a global provider of technology-based solutions and agricultural products for growers and downstream customers, such as grain processors and food companies. Our herbicides, seeds, and related biotechnology trait products can be combined to provide growers with integrated solutions that help them produce higher-yield crops, while controlling weeds, insects and diseases more efficiently and cost-effectively. We also provide lawn and garden herbicide products for the residential market.

        We were incorporated in February 2000 under Delaware law and are comprised of the operations, assets and liabilities that were previously the agricultural division of Pharmacia Corporation. On September 1, 2000, the assets and liabilities of the agricultural business were transferred from Pharmacia to Monsanto, and on October 23, 2000, we completed an initial public offering of our common stock. Pharmacia continues to own approximately 84.3% of our common stock as of April 30, 2002. In November 2001, Pharmacia announced a plan to spin off its entire ownership of Monsanto to Pharmacia shareowners by means of a tax-free dividend. The dividend will be distributed on August 13, 2002 to Pharmacia shareholders of record at the close of business on July 29, 2002. The distribution of Monsanto shares will mark the completion of Pharmacia's spinoff of Monsanto.

        Our principal office is at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, and our telephone number is (314) 694-1000.

USE OF PROCEEDS

        Unless we otherwise indicate in an accompanying Prospectus Supplement, we intend to use the net proceeds we receive from the sale of the Debt Securities to reduce short-term borrowings and for other general corporate purposes, which may include meeting working capital needs, capital expenditures and acquisitions. Pending such uses, we may temporarily invest the net proceeds in interest-bearing securities. The Prospectus Supplement relating to an offering may contain a more detailed description of the use of proceeds.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our unaudited historical ratio of earnings to fixed charges for the periods indicated.

	Three months ended March 31,		Year ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Ratio of earnings to fixed charges	6.52x	3.53x	4.10x	2.22x	1.85x	0.74x	0.81x

        The ratio of earnings to fixed charges represents the number of times our fixed charges are covered by our earnings. Fixed charges consist of interest expense, capitalized interest and an estimate of interest within rental expense. For these purposes, “earnings” means income (loss) from continuing operations, before income taxes, extraordinary item, cumulative effect of accounting change and fixed charges (other than capitalized interest), but excludes undistributed earnings of affiliated companies.

DESCRIPTION OF DEBT SECURITIES

        This section describes some of the general terms of the Debt Securities. The Prospectus Supplement describes the particular terms of the Debt Securities we are offering. The Prospectus Supplement also indicates the extent, if any, to which these general provisions may not apply to the Debt Securities being offered. If you would like more information on these provisions, you may review the Indenture which is filed as an exhibit to the Registration Statement which is filed with the SEC. See “Where You Can Find More Information.”

        We will issue the Debt Securities under an Indenture to be entered into between us and The Bank of New York, as trustee. We are summarizing certain important provisions of the Debt Securities and the Indenture. This is not a complete description of all of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we do not define here, those terms have the meanings given in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

General

        The Debt Securities will be senior unsecured obligations of Monsanto and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Neither Pharmacia, our majority shareholder, nor any of our subsidiaries will have any obligation to guarantee or otherwise pay amounts due under the Debt Securities.

        The Indenture does not limit the amount of Debt Securities that we may issue under the Indenture, nor does it limit other debt that we may issue. We may issue the Debt Securities at various times in different series and issues, each of which may have different terms. Unless we indicate otherwise in the Prospectus Supplement for any series or issue, we may treat a subsequent offering of Debt Securities as a part of the same issue as that series or issue.

        The Prospectus Supplement relating to the particular series of Debt Securities we are offering includes the following information concerning those Debt Securities:

  The title of the Debt Securities of the series or issue.
  The total principal amount of the series or issue of Debt Securities.
  The date or dates on which the principal and premium, if any, will be paid, the rights we or the holders may have to extend the maturity of the Debt Securities and any rights the holders may have to require payment of the Debt Securities at any time.
  The interest rate on the Debt Securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the Prospectus Supplement, and the interest rate may be subject to adjustment.
  The dates on which we will pay interest on the Debt Securities and the regular record dates for determining the holders who are entitled to receive the interest payments.
  The right, if any, to defer payments of interest on the Debt Securities by extending the interest payment period, and the duration of such extensions.
  Where payments on the Debt Securities will be made, if it is other than the office mentioned under “Payments on Debt Securities” below.
  If applicable, the prices at which we may redeem all or a part of the Debt Securities and the time periods during which we may make the redemptions. The redemptions may be made under a sinking fund or otherwise.

  Any obligation we may have to redeem, purchase or repay any of the Debt Securities under a sinking fund or otherwise or at the option of the holder, and the prices, time periods and other terms which would apply.
  Any additional Events of Default or covenants that will apply to the Debt Securities.
  The amounts we would be required to pay if the maturity of the Debt Securities is accelerated, if it is less than the principal amount.
  If we will make payments on the Debt Securities in any currency other than U.S. dollars, the currencies in which we will make the payments.
  If applicable, the terms under which we or a holder may elect that payments on the Debt Securities be made in a currency other than U.S. dollars.
  If amounts payable on the Debt Securities may be determined by a currency index, information on how the payments will be determined.
  Any applicable material Federal income tax consequences.
  Any other special terms that may apply to the Debt Securities. (Section 301)
Payments on Debt Securities

        We will make payments on the Debt Securities at the office or agency we will maintain for that purpose, which will be the Corporate Trust Office of the Trustee in New York, New York unless we indicate otherwise in the Prospectus Supplement, or at such other places at the respective times and in the manner as we designate in the Prospectus Supplement. (Sections 307 and 1002) As explained under “Book-Entry Debt Securities” below, The Depository Trust Company (“DTC”) or its nominee will be the initial registered holder unless the Prospectus Supplement provides otherwise, and we will make payments to DTC or its nominee. Payments to you, as beneficial owner, will be the responsibility of your broker or other DTC participant.

Form, Denominations and Transfers

         Unless otherwise indicated in the Prospectus Supplement:

  The Debt Securities will be in fully registered form, without coupons, in denominations of $1,000 or any multiple thereof.
  We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges, if any. (Sections 302 and 305)
Original Issue Discount Securities

        If Debt Securities are Original Issue Discount Securities, we will offer and sell them at a substantial discount below their stated principal amount. We will describe Federal income tax consequences and other special considerations applicable to any Original Issue Discount Securities in the Prospectus Supplement. “Original Issue Discount Security” means any security which provides that less than the full principal amount will be due if the maturity is accelerated or if the security is redeemed before its maturity. (Section 101)

Indexed Debt Securities

        We may issue Debt Securities under which the principal amount payable at maturity or the amount of interest payable will be determined by reference to currency exchange rates, commodity prices, equity indices or other factors. In that case, the amount we will pay to the holders will depend on the value of the applicable currency, commodity, equity index or other factor at the time our payment obligation is calculated. We will include information in the Prospectus Supplement for those Debt Securities about how we will calculate the principal or interest payable, and will specify the currencies, commodities, equity indices or other factors to which the principal amount payable at maturity or interest is linked. We will also provide information about certain additional tax considerations which would apply to the holders of those Debt Securities.

Certain Restrictions

        Unless we otherwise specify in the Prospectus Supplement, there will not be any covenants in the Indenture or the Debt Securities that would protect you against a highly leveraged or other transaction involving Monsanto that may adversely affect you as a holder of Debt Securities. If there are provisions that offer such protection, they will be described in the Prospectus Supplement.

        Restriction on Liens. Under the Indenture neither we nor any of our Restricted Subsidiaries (defined below) may issue any notes, bonds, debentures or other indebtedness for money borrowed secured by a pledge of, or mortgage or lien on, any Operating Property (defined below) owned or leased by us or any Restricted Subsidiary, or on any shares of stock or indebtedness of any Restricted Subsidiary, unless we also provide equal and ratable security on the Debt Securities. A “Restricted Subsidiary” is any direct or indirect subsidiary of Monsanto that owns any Operating Property. (Section 101) An “Operating Property” is any real property or equipment located within the United States and used primarily for manufacturing or research and development by us or any of our direct or indirect subsidiaries that has a net book value, after deduction of accumulated depreciation, in excess of 2.0% of our Consolidated Net Assets (defined below), other than any property or equipment:

  which is financed by obligations issued by a state, commonwealth, territory or possession of the United States of America, or any political subdivision or governmental authority of any of the foregoing; or
  which, in the opinion of our Board of Directors, is not of material importance to the total business conducted by us and our Restricted Subsidiaries taken as a whole. (Section 101)

        This restriction will not apply to the following permitted liens, which will also be excluded in computing secured indebtedness for purposes of this restriction:

  liens existing as of the date of the Indenture;
  liens existing at the time any corporation becomes a Restricted Subsidiary;
  liens on property existing at the time of acquisition and certain purchase money or similar liens;
  liens to secure certain development, operation, construction, alteration, repair or improvement costs;
  liens securing indebtedness owing to us or another Restricted Subsidiary by a Restricted Subsidiary;
  liens in connection with either government contracts, including the assignment of moneys due or to become due thereon or obligations issued by a state or a commonwealth or certain other governmental entities;
  certain liens relating to security for the performance of a bid or contract, in connection with legal proceedings or arising in the ordinary course of business and not in connection with the borrowing of money; and
  extensions, substitutions, replacements or renewals of the liens described above. (Section 1005)

        There is an additional exception as described below under “10% Basket Amount.”

        “Consolidated Net Assets” is the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting from such amount all current liabilities, excluding certain renewable or extendible indebtedness, as shown on our latest statement of consolidated financial position and computed in accordance with generally accepted accounting principles. (Section 101)

        Restriction on Sale and Leaseback Transactions. Under the Indenture neither we nor our Restricted Subsidiaries may enter into any sale and leaseback transactions involving any Operating Property, except for leases not exceeding 3 years by the end of which we intend to discontinue use of the property, unless an amount equal to the fair value of the Operating Property leased is applied within 120 days to the purchase of any asset or any interest in an asset which would qualify after purchase, as an Operating Property, or the retirement of the indebtedness maturing more than one year after such the date of determination, which may include Debt Securities to the extent they mature more than one year after such date. (Section 1006)

        There is an additional exception as described below under “10% Basket Amount.”

        10% Basket Amount. In addition to the exceptions described above under “Restriction on Liens” and “Restriction on Sale and Leaseback Transactions,” the Indenture allows additional secured indebtedness and additional sale and leaseback transactions as long as the total of the secured indebtedness plus the Attributable Debt (defined below) in respect of sale and leaseback transactions, other than sale and leaseback transactions the proceeds of which are applied as described under “Restriction on Sale and Leaseback Transactions” above, does not exceed 10% of our Consolidated Net Assets. “Attributable Debt” means, as of the time of determination, the total obligation, discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with a similar term in accordance with generally accepted accounting principles, of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such sale and leaseback transactions. (Section 101)

Redemption

        In and to the extent set forth in the applicable Prospectus Supplement, we will have the right to redeem the Debt Securities, in whole or from time to time in part, after the date and at the redemption prices set forth in the applicable Prospectus Supplement. (Section 1101)

Events of Default

         An Event of Default in respect of any series of Debt Securities means:

  default in payment of principal of or premium, if any, on any Debt Security of that series;
  default for 30 days in payment of interest on any Debt Security of that series;
  default for 30 days in the deposit of any sinking fund payment when due in respect of that series;
  failure by us in the performance of any other of the covenants or warranties in the Indenture which continues for 90 days after notice to us by the Trustee or by holders of 25% in principal amount of the outstanding Debt Securities of that series;
  certain events of our bankruptcy, insolvency or reorganization; and
  any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

        If an Event of Default (other than with respect to certain events of bankruptcy, insolvency or reorganization) with respect to any series of Debt Securities occurs and is continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms of those securities) of all Debt Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding Debt Securities of that series on behalf of the holders of all Debt Securities of that series. An Event of Default relating to a bankruptcy, insolvency or reorganization will cause the outstanding securities to become immediately due and payable without any declaration or other act by the Trustee or the holders. The annulment and waiver may not be made with respect to a default in payment of principal of or premium, if any, or interest, if any, on the Debt Securities of that series and certain other specified defaults, unless those defaults have been cured. (Section 502 and 513)

        The Prospectus Supplement relating to each series of Debt Securities which are Original Issue Discount Securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence and continuation of an Event of Default.

        Within 90 days after the occurrence of a default with respect to any series of Debt Securities then outstanding, the Trustee must give to the holders of the outstanding Debt Securities of that series notice of any default known to the Trustee if incurred and not waived. However, except in the case of default in the payment of principal of or premium, if any, or interest on any Debt Security of that series, or in the deposit of any sinking fund payment which is provided for, the Trustee may withhold the notice if it in good faith determines that it is in the best interest of the holders, and such notice will not be given until 30 days after the occurrence of a default with respect to outstanding Debt Securities of such series. (Section 602)

        Before the Trustee is required to exercise rights under the Indenture at the request of holders, it is entitled to be indemnified by such holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Section 603)

        We must file an annual certificate with the Trustee that we are in compliance with conditions and covenants under the Indenture. (Section 1008)

        The Indenture provides that the holders of a majority in principal amount of outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, in respect of such series, provided that the Trustee may decline to act if such direction is contrary to law or the Indenture or would expose it to personal liability. (Section 512)

Defeasance

        The Indenture includes provisions allowing defeasance of the Debt Securities of any series. In order to defease Debt Securities, we would deposit with the Trustee or another trustee money or U.S. Government Obligations sufficient to make all payments on those Debt Securities. If we make a defeasance deposit with respect to your Debt Securities, we may elect either:

  to be discharged from all of our obligations on your Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or
  to be released from our restrictions described above relating to liens and sale-leaseback transactions.

        To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of the Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Article Thirteen)

        The Prospectus Supplement will state if any defeasance provision will apply to Debt Securities offered in connection with that Prospectus Supplement.

Modification of the Indenture and Waiver of Covenants

        We may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of a series of outstanding Debt Securities if we obtain the consent of the holders of a majority in principal amount of outstanding Debt Securities affected by the addition, change or elimination, except that no supplemental indenture may, without the consent of the holder of each outstanding Debt Security affected by the supplemental indenture:

  change the stated maturity, or reduce the principal amount, the premium, if any, thereon or the rate of payment of interest thereon, of any Debt Security of any series;
  reduce the aforesaid percentage of outstanding Debt Securities of any series, the consent of the holders of which is required for any supplemental indenture or for waiver of compliance with certain provisions of the Indenture or certain defaults thereunder; or
  effect other specified changes. (Section 902)

        We may also omit compliance with specified covenants in the Indenture upon waiver by holders of a majority in principal amount of outstanding Debt Securities affected by such covenants.

Consolidation, Merger and Sale of Assets

        Under the Indenture we may, without the consent of the holders of any of the outstanding Debt Securities under the Indenture, consolidate with or merge into any other corporation or transfer or lease our assets substantially as an entirety to any person provided that:

  the successor is a corporation organized under the laws of any domestic jurisdiction;
  the successor corporation assumes our obligations on the Debt Securities and under the Indenture;
  after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and
  other specified conditions are met. (Section 801)
Concerning the Trustee

        The Bank of New York will be the Trustee under the Indenture. It is a participant in revolving credit agreements with us.

        We can remove the Trustee of any series as long as there is no Event of Default and no event that, upon notice or lapse of time or both, would become an Event of Default. The holders of a majority of the principal amount of the series may also remove the Trustee at any time. The Indenture prescribes procedures by which the Trustee will be replaced, in the event of its removal. (Section 610)

Governing Law

        Unless otherwise specified in the applicable Prospectus Supplement, the Indenture for the Debt Securities and the Debt Securities will be governed by New York law, without regard to conflicts of laws principles thereof. (Section 112)

BOOK-ENTRY DEBT SECURITIES

        Unless otherwise indicated in the Prospectus Supplement, we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with DTC, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The broker or other participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be accomplished by, entries made on the books maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

        The laws of some jurisdictions require that certain purchasers of securities such as the Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

        We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Monsanto, the Trustee nor any of their agents will be responsible or liable for any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a global security, or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests.

        We have been advised that DTC practice is to credit the accounts of participants upon receipt of funds and corresponding information on payable dates to their beneficial interests in the global security as shown on DTC’s records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in “street name”) and will be the sole responsibility of the participants, subject to statutory and regulatory requirements.

        A global security representing a series of Debt Securities will be exchanged for certificated Debt Securities of that series if

  DTC notifies us that it will discontinue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor within 90 days; or
  we decide to discontinue use of the system of book-entry transfers through DTC.

If that occurs, we will issue Debt Securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of the series equal in principal amount to that beneficial interest and to have those Debt Securities registered in its name. We would issue the certificates for the Debt Securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

        DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the post-trade settlement of securities transactions among its participants through electronic book-entry transfers and pledges between accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation which, in turn, is owned by a number of participants in DTC. Access to DTC’s book-entry system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

PLAN OF DISTRIBUTION

        We may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of Debt Securities. Only underwriters named in the Prospectus Supplement will be considered as underwriters of the Debt Securities offered by the Prospectus Supplement.

        We may distribute Debt Securities at different times in one or more transactions. We may sell Debt Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

        In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters for purposes of the Securities Act of 1933. Discounts or commissions they receive and any profit on their resale of Debt Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the Prospectus Supplement.

        We may agree to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933.

        We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase Debt Securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of Debt Securities, we will indicate that in the Prospectus Supplement.

        In connection with an offering of Debt Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Debt Securities for their own account. In addition, underwriters may bid for, and purchase, Debt Securities in the open market to cover short positions or to stabilize the price of the Debt Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Debt Securities in the offering if the underwriters repurchase previously distributed Debt Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

        Unless otherwise indicated in the Prospectus Supplement, each series of Debt Securities offered will be a new issue of securities and will have no established trading market, and will not be listed on a national securities exchange. We cannot give you any assurance as to the liquidity of or the existence of trading markets for any Debt Securities.

LEGAL MATTERS

        Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Debt Securities.

EXPERTS

        The consolidated financial statements of Monsanto Company and subsidiaries as of December 31, 2001 and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements), which is incorporated herein by reference and incorporated in reliance upon the report given upon their authority as experts in accounting and auditing.